December 17, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Aamira Chaudhry

Re:                             SkyWest, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed on February 26, 2018

File No. 000-14719

Dear Ms. Chaudhry:

This letter is in response to the comment letter, dated December 4, 2018, of the Staff of the Division of Corporation Finance (the “Staff”) regarding the above-referenced filing of SkyWest, Inc. (the “Company”). Set forth below are the Staff’s comments in bold followed by the Company’s responses thereto.

Form 10-K for the Year Ended December 31, 2017

Item 8. Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Passenger and Ground Handling Revenues, page 62

1.              You disclose under your fixed fee agreements a portion of the compensation is to reimburse you for aircraft ownership costs. It appears under the ExpressJet United Express ERJ Agreement and certain aircraft operating under fixed-fee contracts with Delta your aircraft ownership costs are nominal as the airline partner provides the aircraft to you for a nominal amount. Please tell us the basis for the total amount of compensation received by you under these arrangements in which you are provided aircraft at nominal cost and how you determine the amount of the compensation deemed to be rental income to you. Also clarify for us the form of the total compensation received by you under these arrangements, for example, all in cash or some other basis, or a combination of cash and some other basis. If the compensation is on some other basis, please tell us the basis and how the value is determined.

Response:

The basis for the total compensation we receive under our fixed-fee contracts where our airline partners provide the aircraft to us for a nominal cost generally includes a fixed-fee for each departure, flight hour (measured from takeoff to landing, excluding taxi time) or block hour (measured from takeoff to landing, including taxi time) incurred, and an amount per aircraft in service each month with additional incentives based on flight completion and on-time performance.  Under the agreements where our airline partners provide the aircraft to us for a nominal cost, the rental income is equal to the nominal cost.  The form of compensation we receive under these agreements is all in cash.

In future filings, we will clarify that the amount of rental income received under these agreements is nominal where our airline partners provide the aircraft to us, and we will clarify the form of compensation is all cash under our fixed-fee contracts.

Note 5. Commitments and Contingencies, page 73

2.              You disclose the trusts through which you lease your aircraft are variable interest entities. However, since these are single owner trusts in which the Company does not participate you are not considered the primary beneficiary. Please clarify what you mean by “the Company does not participate.” Additionally, tell us who is the owner of the trusts and describe for us the material features of these trusts, your association/interaction with them in leasing your aircraft from them and the basis for your conclusion that you are not the primary beneficiary. Further, tell us if you guarantee any portion of the residual values of the leased assets or have a fixed price purchase option to acquire the leased assets at the end of the lease terms.

Response:

The single owner participant of each trust is an unrelated third party who acquired an aircraft from the manufacturer and placed the title of the aircraft into a trust.  The single owner participant is the beneficiary of each trust.  The trust is the title holder of the aircraft and the trust is the registered owner of the aircraft with the Federal Aviation Administration.  Our disclosure “the Company does not participate” means the Company is not an owner participant in any such trust, the Company is not a beneficiary of any such trust and the Company does not have an ownership interest in the aircraft held by any such trust.  The Company’s arrangement with each trust is the aircraft lease agreement.  Such leases do not guarantee any portion of the residual values of the leased assets held by any such trust and do not contain a fixed purchase option or have any other terms that represent variable interests in the trust. As a result, we have concluded that we are not the primary beneficiary of any such trust.

In future filings, we will clarify the Company’s relationship with these trusts and reasons why the Company is not the primary beneficiary of these trusts.

Please contact the undersigned at (435) 634-3210 if you have any questions or require any further information.

Very truly yours,

/s/ Robert J. Simmons
Robert J. Simmons
Chief Financial Officer